MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)
for the three and six-month periods ended June 30, 2014

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.
This quarter means the second quarter of 2014. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 31, 2014. You should also read our audited consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2014 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:
•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:
•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:
•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:
•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Second quarter summary results and corporate developments

Selected consolidated financial information and corporate developments

•	Net profit attributable to shareholders of the Company was $37.6 million ($0.05 per share), compared to $43.3 million ($0.06 per share) in the second quarter of 2013.

•	Gold revenues were $247.6 million (2013 - $243.6 million) on sales of 190,621 ounces of gold at an average realized gold price of $1,299 per ounce (2013 – 176,260 ounces at $1,382 per ounce).

•	Liquidity of $959.5 million, including $584.5 million in cash, cash equivalents and term deposits, and $375.0 million in lines of credit.

•	During the quarter the Company received a positive Environmental Impact Assessment (“EIA”) decision from the Ministry of Environment and Urbanization of Turkey on the Kisladag Mine Expansion project.

•	On July 31, 2014 the Company declared a dividend of Cdn$0.01 per share to shareholders of record.

Selected performance measures (1)

•	Gold production of 200,551 ounces, including Olympias production from tailings retreatment (2013 – 183,971 ounces), a 9% increase year over year.

•	Cash operating costs averaged $489 per ounce (2013 – $478 per ounce).

•	All-in sustaining cash costs averaged $829 per ounce.

•	Gross profit from gold mining operations were $100.8 million (2013 – $117.2 million).

•	Adjusted net earnings of $35.9 million ($0.05 per share) compared to adjusted net earnings of $48.2 million ($0.07 per share) in 2013.

•	Cash generated from operating activities before changes in non-cash working capital was $92.2 million (2013 – $84.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 10 for an explanation and discussion of these non-IFRS measures.

Outlook

Gold production for 2014 is forecast to be 790,000 ounces of gold with average cash costs for commercial production of $495 per ounce and all-in sustaining cash costs of $850 per ounce. Previous guidance was production of 730,000 - 800,000 ounces at average cash costs of $550 to $590 per ounce and all-in sustaining cash costs of $915 to $985 per ounce. Capital spending is forecast to be $170.0 million in sustaining capital and $265.0 million in project development capital compared with previous guidance of $170.0 million and $345.0 million respectively. The forecast for project development capital is lower than original guidance mainly due to presently projected lower capital spending at Skouries.

The Company is evaluating the merits of pursuing a potential overseas listing on the Hong Kong Stock Exchange in relation to its Chinese business. Eldorado is the largest foreign producer of gold in China with three operating gold mines (Jinfeng, Tanjianshan and White Mountain) and the Eastern Dragon project. The Company’s Chinese operations presently produce approximately 300,000 ounces of gold annually, and contain 5.3 million ounces of measured and indicated resources, and 2.2 million ounces of inferred resources.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Review of Financial Results

Summarized financial results	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Revenues (millions)	$265.5	$266.9	$545.4	$605.0
Gold revenues (millions)	$247.6	$243.6	$495.2	$550.8
Gold sold (ounces)	190,621	176,260	381,249	365,606
Average realized gold price (US$ per ounce)	$1,299	$1,382	$1,299	$1,506
Cash operating costs (US$ per ounce sold)	$489	$478	$504	$492
Total cash cost (US$ per ounce sold)	$549	$536	$563	$552
All-in sustaining cash cost (US$ per ounce sold)	$829	n/a	$809	n/a
Gross profit from gold mining operations (millions)	$100.8	$117.2	$196.2	$281.0
Adjusted net earnings (millions)	$35.9	$48.2	$73.2	$131.5
Net profit (loss) attributable to shareholders of the Company (millions)	$37.6	$43.3	$68.9	$(2.2)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	$0.05	$0.06	$0.10	$0.00
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	$0.05	$0.06	$0.10	$0.00
Dividends paid (Cdn$/share)	$0.00	$0.00	$0.01	$0.07
Cash flow from operating activities before changes in non-cash working capital (millions)	$92.2	$84.9	$186.9	$224.8

Net income for the quarter was $37.6 million (or $0.05 per share), compared with $43.3 million (or $0.06 per share) in the second quarter of 2013. Gold revenues of $247.6 million were two percent higher year over year as higher gold sales volumes were partially offset by lower gold prices. Gross profit from gold mining operations was fourteen percent lower than that of the second quarter of 2013 reflecting higher production costs and depreciation expense as a result of higher sales volumes. Total cash cost per ounce increased two percent year over year.

Exploration expenses fell $6.4 million year over year reflecting changes in the Company’s exploration program in response to lower gold prices. The Company reported a foreign exchange gain of $1.6 million for the quarter as compared to a loss of $5.9 million for the second quarter of 2013 mainly as a result of changes in foreign exchange rates on the Company’s Canadian dollar investments. Interest and financing costs fell $3.1 million year over year, reflecting an increase in capitalization of interest on the Company’s Greek development projects.

The effective tax rate for the quarter was thirty-nine percent as compared to a rate of thirty-six percent in the second quarter of 2013. The effective tax rate for the second quarter of 2013 was lower due to a tax recovery related to recognition of investment tax credits in Turkey, partly offset by the impact of movements in the Turkish lira on deferred tax balances. The effective tax rate for the second quarter of 2014 was higher due to higher withholding tax accruals on dividends from our Turkish and Chinese subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Operations update

Summarized Operating Results	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Gross profit – gold mining operations (millions)	$100.8	$117.2	$196.2	$281.0
Ounces produced – including Olympias production from tailings retreatment	200,551	183,971	397,074	347,739
Cash operating costs ($ per ounce sold)	$489	$478	$504	$492
Total cash cost ($ per ounce sold)	$549	$536	$563	$552
Kisladag
Gross profit – gold mining operations (millions)	$52.5	$77.6	$100.2	$162.6
Ounces produced	76,980	76,735	144,055	146,956
Cash operating costs ($ per ounce sold)	$443	$327	$449	$331
Total cash cost ($ per ounce sold)	$466	$348	$470	$353
Efemcukuru
Gross profit – gold mining operations (millions)	$11.6	$12.2	$26.3	$51.0
Ounces produced	25,034	26,289	52,003	46,145
Cash operating costs ($ per ounce sold)	$552	$519	$538	$561
Total cash cost ($ per ounce sold)	$576	$537	$561	$592
Tanjianshan
Gross profit – gold mining operations (millions)	$13.5	$15.2	$27.0	$34.2
Ounces produced	25,790	27,938	54,169	54,145
Cash operating costs ($ per ounce sold)	$391	$398	$407	$419
Total cash cost ($ per ounce sold)	$570	$577	$581	$605
Jinfeng
Gross profit – gold mining operations (millions)	$17.0	$8.3	$29.4	$17.0
Ounces produced	45,568	28,889	86,863	50,631
Cash operating costs ($ per ounce sold)	$540	$757	$581	$789
Total cash cost ($ per ounce sold)	$622	$845	$664	$881
White Mountain
Gross profit – gold mining operations (millions)	$6.2	$3.9	$13.3	$16.2
Ounces produced	21,000	17,462	47,473	38,377
Cash operating costs ($ per ounce sold)	$583	$742	$596	$683
Total cash cost ($ per ounce sold)	$623	$781	$636	$726
Olympias
Ounces produced from tailings retreatment	6,179	6,658	12,511	11,485

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes placed on pad	3,127,844	3,301,333	6,984,726	6,216,841
Average treated head grade - grams per tonne (g/t)	1.11	1.26	0.90	1.28
Gold (ounces)
- Produced	76,980	76,735	144,055	146,956
- Sold	72,815	76,680	139,667	146,930
Cash operating costs (per ounce sold)	$443	$327	$449	$331
Total cash costs (per ounce sold)	$466	$348	$470	$353
Financial Data (millions)
Gold revenues	$93.7	$108.6	$180.2	$223.1
Depreciation and depletion	$6.4	$3.6	$12.7	$6.8
Gross profit – gold mining operations	$52.5	$77.6	$100.2	$162.6
Capital expenditure on mining interests	$17.2	$35.3	$25.1	$70.7

Gold production at Kisladag during the quarter was level year over year while sales of approximately 4,600 ounces of gold were delayed into the third quarter due to the timing of dore shipments to the refinery. Leaching of run of mine ore placed on the pad during the first quarter of 2014 contributed to gold production during the second quarter, making up for lower tonnes and grade year over year. Cash costs in the quarter were higher than the same period of 2013 due to lower head grade and an increase in operational waste mining (2014 – 4.9 million tonnes versus 2013 – 0.7 million tonnes). Capital expenditures during the quarter included equipment for expansion and capitalized waste stripping.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	110,706	109,349	217,207	196,228
Average treated head grade - grams per tonne (g/t)	7.99	9.28	8.27	8.91
Average Recovery Rate (to Concentrate)	93.2%	94.0%	93.1%	93.8%
Gold (ounces)
- Produced	25,034	26,289	52,003	46,145
- Sold	25,435	25,187	53,082	75,478
Cash operating costs (per ounce sold)	$552	$519	$538	$561
Total cash costs (per ounce sold)	$576	$537	$561	$592
Financial Data (millions)
Gold revenues	$33.1	$31.6	$69.7	$112.7
Depreciation and depletion	$6.6	$5.3	$13.0	$15.1
Gross profit – gold mining operations	$11.6	$12.2	$26.3	$51.0
Capital expenditure on mining interests	$5.8	$6.8	$11.3	$16.6

Gold production at Efemcukuru during the quarter was lower year over year and cash operating costs per ounce were higher mainly due to a lower planned average treated head grade. Capital spending in the quarter included costs related to capitalized underground development and mobile equipment, surface infrastructure, and process improvements.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	278,226	273,065	541,836	520,126
Average treated head grade - grams per tonne (g/t)	3.30	3.50	3.37	3.61
Average Recovery Rate	82.0%	83.6%	81.6%	82.3%
Gold (ounces)
- Produced	25,790	27,938	54,169	54,145
- Sold	25,790	27,938	54,169	54,145
Cash operating costs (per ounce sold)	$391	$398	$407	$419
Total cash costs (per ounce sold)	$570	$577	$581	$605
Financial Data (millions)
Gold revenues	$33.7	$38.4	$70.7	$81.0
Depreciation and depletion	$5.4	$6.7	$11.8	$13.3
Gross profit – gold mining operations	$13.5	$15.2	$27.0	$34.2
Capital expenditure on mining interests	$3.7	$3.2	$4.8	$5.0

Gold production at Tanjianshan during the quarter was lower year over year as a result of lower average treated head grade and recovery rate. Capital spending included exploration activities and waste stripping.

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	371,971	336,707	736,958	688,608
Average treated head grade - grams per tonne (g/t)	4.17	3.33	4.08	2.87
Average Recovery Rate	86.4%	84.5%	87.0%	83.4%
Gold (ounces)
- Produced	45,568	28,889	86,863	50,631
- Sold	45,581	28,993	86,858	50,676
Cash operating costs (per ounce sold)	$540	$757	$581	$789
Total cash costs (per ounce sold)	$622	$845	$664	$881
Financial Data (millions)
Gold revenues	$59.6	$40.8	$113.0	$75.9
Depreciation and depletion	$14.2	$8.1	$26.0	$14.2
Gross profit – gold mining operations	$17.0	$8.3	$29.3	$17.0
Capital expenditure on mining interests	$1.6	$15.4	$7.1	$29.3

Gold production at Jinfeng during the quarter was higher year over year and cash operating costs per ounce were lower mainly due to higher tonnes milled, average treated head grade and recovery rate, mainly due to ore production from the open pit. The open pit had resumed full mining operations midway through the second quarter of 2013 after completion of a cutback. Capital spending during the quarter included underground mine development and tailings dam construction.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Milled	213,741	203,033	414,423	401,967
Average treated head grade - grams per tonne (g/t)	3.56	3.25	3.84	3.52
Average Recovery Rate	88.5%	87.0%	87.6%	86.3%
Gold (ounces)
- Produced	21,000	17,462	47,473	38,377
- Sold	21,000	17,462	47,473	38,377
Cash operating costs (per ounce sold)	$583	$742	$596	$683
Total cash costs (per ounce sold)	$623	$781	$636	$726
Financial Data (millions)
Gold revenues	$27.5	$24.2	$61.7	$58.1
Depreciation and depletion	$8.1	$6.6	$18.1	$13.9
Gross profit – gold mining operations	$6.2	$3.9	$13.3	$16.2
Capital expenditure on mining interests	$6.2	$5.8	$9.2	$11.9

Gold production at White Mountain for the quarter was higher year over year mainly as a result of increased process throughput, higher head grades, and improved recovery rates. Cash operating costs per ounce decreased significantly due to higher gold production and reduced operation costs. Capital spending this quarter included underground development, exploration, camp improvements, and completion of the new mobile maintenance work shop.

Vila Nova

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes Processed	190,721	179,864	394,202	392,775
Iron Ore Produced	162,721	155,172	337,799	338,598
Average Grade (% Fe)	62.8%	60.1%	62.8%	59.8%
Iron Ore Tonnes
- Sold	87,518	81,874	304,900	211,421
Average Realized Iron Ore Price	$56	$106	$74	$113
Cash Costs (per tonne produced)	$69	$74	$62	$69
Financial Data (millions)
Revenues	$3.9	$8.7	$22.5	$23.8
Depreciation and depletion	$0.9	$0.9	$3.1	$2.1
Gross profit / loss from mining operations	$(3.0)	$1.8	$0.4	$7.2
Capital expenditure on mining interests	$0	$0.2	$0.1	$3.6

Vila Nova recorded a loss of $3.0 million for the quarter compared with gross profit of $1.8 million in the second quarter of 2013. A $1.0 million negative price adjustment related to prior quarters’ shipments impacted profitability. The average realized iron ore price for the quarter not including the price adjustment fell from $106 per tonne to $56 per tonne year over year. The Company is reviewing options to improve profitability at Vila Nova in light of the recent decline in iron ore prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2014	2013	2014	2013
Tonnes ore mined (wet)	57,275	60,109	114,517	114,234
Tonnes ore processed (dry)	55,548	62,331	110,997	110,852
Pb grade (%)	6.03%	6.57%	6.15%	6.41%
Zn grade (%)	11.39%	9.38%	11.33%	9.37%
Ag grade (g/t)	150	173	157	168
Tonnes of concentrate produced	15,714	16,054	31,650	28,332
Tonnes of concentrate sold	12,989	16,783	29,706	30,751
Average realized concentrate price (per tonne)	$981	$783	$845	$849
Cash Costs (per tonne of concentrate sold)	$735	$829	$671	$829
Financial Data (millions)
Revenues	$12.7	$13.1	$25.1	$26.1
Depreciation and depletion	$1.9	$3.4	$4.0	$5.3
Gross profit from mining operations	$0.3	$(4.2)	$0.2	$(4.7)
Capital expenditure on mining interests	$1.1	$0.5	$1.5	$0.6

Combined metal concentrate production at Stratoni for the quarter was level year over year, with lower lead concentrate production offset by higher zinc concentrate production as a result of changes in metal head grades. The average realized combined concentrate price increased year over year as zinc prices improved while lead prices weakened. Taken in conjunction with the increase in zinc concentrate production the change in metal prices contributed to Stratoni’s gross profit performance year over year.

Development project update

Kişladağ Mine Expansion
During the quarter the Company received a positive Environmental Impact Assessment (“EIA”) decision from the Ministry of Environment and Urbanization of Turkey on the Kisladag Mine Expansion project. The EIA approval will allow for the expansion of the Kisladag open pit mine production from its current 12.5 million tonnes per annum to a maximum of 35.0 million tonnes per annum. The Company has decided to proceed with an expansion to an annual production rate of 20 million tonnes per year of crushed ore to the leach pad at an additional capital cost of approximately $90.0 million. We are forecasting completion in mid-2016, producing an average of 325,000 ounces per annum in the first five years after expansion.

Skouries
Major structural concrete placements for the semi-autogenous grinding (“SAG”) and ball mills commenced in the quarter. The SAG mill foundation was completed, and concrete placement in the SAG mill plinths was begun. The majority of the ball mill concrete piles were completed and reinforcing fabrication and formwork for other major plant foundations was ongoing. Mill mechanical equipment was being pre-assembled in a nearby warehouse and will be mobilized to site with onsite erection scheduled to begin in the third quarter. Construction of access roads to the tailings dam progressed during the quarter. A review of the tailings dam construction materials and methodology was completed and design modifications to enhance constructability were finalized. Site earthwork continued during the quarter, and included excavation and fill for the regrind mill, the flotation area and the tailings thickening area. The site batch plant construction commenced and is scheduled to be completed in the third quarter. The open pit surface area was cleared of trees and topsoil removal commenced. Progress continued on the underground decline during the quarter. Capital spending totaled $29.7 million during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Olympias
Approximately 168,000 tonnes of tailings were reprocessed during the quarter at a grade of 2.84 grams per tonne. A total of 6,179 payable ounces of gold in concentrate were produced. Cash proceeds from the sale of concentrate generated $11.8 million during the quarter on approximately 9,300 ounces of gold in concentrate. Capital spending totalled $35.6 million during the quarter including approximately $11.0 million related to tailings reprocessing, production royalties and transportation and selling costs, $1.9 million related to capitalized interest, and the remainder on mine development as well as Phase II engineering.

Perama Hill
Preliminary engineering continued on the project during the quarter with completion expected in the third quarter this year. Metallurgical test work to optimize the process is planned to be completed during the third quarter this year, with detailed engineering expected to begin shortly thereafter. The Company continues to work with Greek government authorities to facilitate approval of the Environmental Impact Assessment (“EIA”). Capital spending totaled $3.1 million during the quarter.

Certej
During the quarter studies were conducted focussing on optimization of critical elements of the project identified in the prefeasibility study, including pressure oxidation, oxygen supply, open pit development and use of Romanian resources to build the mine. Metallurgical test work continued during the quarter in order to provide further data for optimization of the pressure oxidation circuit. The Company plans to commence work on the feasibility study in the third quarter this year. Capital spending totaled $2.3 million during the quarter.

Tocantinzinho
During the quarter work continued on optimization of the Tocantinzinho feasibility study. Additionally, preparations were begun to upgrade the access road to the site, including obtaining the necessary permits and authorizations from the municipality. Capital spending totaled $0.5 million during the quarter.

Eastern Dragon
Eastern Dragon remained on care and maintenance pending resolution of permitting issues. Site management worked with the local authorities to maintain local permits and permissions in good standing. Work continued on the preparation of the revised EIA for submission to the Ministry of Environmental Protection (“MEP”). This will be followed by submission of the project permit approval to the National Development and Reform Commission.

Exploration update

Greece
In the Halkidiki District, underground exploration drilling continued at the Mavres Petres mine, targeting the western extension of the orebody. Several drillholes cut massive sulfide zones outside of the existing resource, and activities are now focused on extending underground development to allow further stepout drilling. Drilling commenced late in the quarter at the Piavitsa deposit with a 6,000 meter program planned to test the continuity of mineralized zones identified in previous widely-spaced drillholes. At the Olympias deposit, drilling completed in the east ramp development project encountered several significant zones of high grade gold and silver mineralization that lie outside of the current resource model.

In the Perama district exploration activities focused on extending geological mapping coverage in the Perama South area, conducting reconnaissance field visits to nearby prospects, and evaluating historical data for the newly acquired Sappes project.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Romania
Exploration activities during the quarter near Certej focused on defining drill targets at the Magura, Bocsa, and P. Avram prospect areas. Reconnaissance mapping, soil sampling, and drillhole targeting commenced during the quarter at the nearby Muncel and Brad exploration licenses.

Turkey
Exploration activities in Turkey focussed on reconnaissance of regional target areas in western Turkey, and definition of new drilling targets at the Efemcukuru minesite.

China
Underground drilling at White Mountain targeted down-plunge extensions in the middle and north ore zones. Detailed geological mapping was conducted over the mine area, and surface exploration drilling programs will commence in the third quarter. At Tanjianshan, drilling programs were completed at the Xijingou deposit and Dushugou prospect, and drilling is ongoing at the Qinlongtan North deposit.

Brazil
Exploration resumed at the Tapajos region projects, including soil sampling along the Tocantinzinho trend northwest of the Tocantinzinho deposit, and drill-testing of geochemical anomalies at the adjacent Ruben Zilio project.

Quarterly results

millions (except per share amounts)
	2014	2014	2013	2013	2013	2013	2012	2012
	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter
Total revenues	$265.5	$279.9	$231.7	$287.3	$266.9	$338.1	$350.0	$281.8
Profit (loss)	$37.6	$31.3	$(687.5)	$36.4	$43.3	$(45.4)	$115.0	$75.8
Earnings (loss) per share
- basic	$0.05	$0.04	$(0.96)	$0.05	$0.06	$(0.06)	$0.16	$0.11
- diluted	$0.05	$0.04	$(0.96)	$0.05	$0.06	$(0.06)	$0.16	$0.11

Quarterly loss for the first quarter of 2013 was due to a one-time $125.2 million non-cash adjustment related to an increase in Greek income tax rates. Quarterly loss for the fourth quarter of 2013 was due to a one-time $684.6 million impairment charge.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Cash operating cost and total cash cost
The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	2014	2013	2014	2013
millions (except for gold ounces sold and cash operating cost per ounce sold)	Second quarter	Second quarter	Year to date	Year to date
Production costs – excluding Vila Nova and Stratoni (from consolidated income statement)	$106.0	$96.2	$217.4	$206.5
Less:
By-product credits and other adjustments	(1.3)	(1.7)	(2.7)	(4.6)
Total cash cost	$104.7	$94.5	$214.7	$201.9
Royalty expense and production taxes	(11.5)	(10.3)	(22.6)	(22.1)
Cash operating cost	$93.2	$84.2	$192.1	$179.8
Gold ounces sold	190,621	176,260	381,249	365,606
Total cash cost per ounce sold	$549	$536	$563	$552
Cash operating cost per ounce sold	$489	$478	$504	$492

All-in sustaining cash cost
Effective January 31, 2014 the Company, in conjunction with an initiative undertaken within the gold mining industry and set out in the guidance note released by the World Gold Council on June 27, 2013, has adopted an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs as indicated in the reconciliation above and adding sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis. The table below provides additional detail on the calculation of the Company’s all-in sustaining cash cost for the current periods.

Calculation of all-in sustaining cash costs	2014	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)	Second quarter	Year to date
Total cash cost – excluding Via Nova and Stratoni (per table above)	$104.7	$214.6
Sustaining capital spending at operating gold mines	34.5	57.5
Exploration spending at operating gold mines	2.2	3.3
General and administrative expenses	16.6	32.6
All-in sustaining cash costs	$158.0	$308.0
Gold ounces sold	190,621	381,249
All-in sustaining cash cost per ounce sold	$829	$809

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Cash flow from mining operations before changes in non-cash working capital
We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings
The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended June 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net (loss) earnings attributable to shareholders	$37.6	$43.3	$68.9	$(2.2)
Loss (gain) on disposal of assets	1.8	(0.1)	1.8	0.0
Losses (gains) on available-for-sale securities	0.5	0.0	1.3	0.0
Loss on investment in associates	0.0	0.2	0.1	1.1
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(4.0)	4.8	1.1	7.4
Deferred income tax charge for change in Greek tax rates	0.0	0.0	0.0	125.2
Total adjusted net earnings	$35.9	$48.2	$73.2	$131.5
Weighted average shares outstanding	716,249	715,038	716,239	714,739
Adjusted net earnings ($/share)	$0.05	$0.07	$0.10	$0.18

Gross profit from gold mining operations
Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Operating cash flow, financial condition and liquidity

Operating activities before changes in non-cash working capital generated $92.2 million in cash this quarter, compared to $84.9 million in the same quarter of 2013.

Capital expenditures
We invested $107.9 million in capital expenditures, mine evaluation and development, mining licences and other assets in the second quarter of 2014. Mine evaluation and development totalled $71.6 million while spending at our producing mines (including capitalized exploration) totalled $35.6 million. The remaining $0.7 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Liquidity and capital resources

(millions)	June 30, 2014	December 31, 2013
Cash, cash equivalents and term deposits	$584.5	$623.9
Working capital	$717.7	$734.0
Debt	$602.4	$601.4

Management believes that the working capital at June 30, 2014, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2014 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	-	-	600.0	616.3
Capital leases	0.5	1.8	0.9	-	3.2
Operating leases	10.0	15.2	11.0	17.5	53.7
Purchase obligations	67.0	39.0	29.0	-	135.0
Totals	93.8	56.0	40.9	617.5	808.2

The table does not include interest on debt.

As at June 30, 2014, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 19,565 dry metric tonnes of zinc concentrates, 8,310 dry metric tonnes of lead/silver concentrates over the next three years, and 38,000 dry metric tonnes of gold concentrate through December 31, 2014.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (Silver Wheaton) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. As at June 30, 2014 approximately 6.2 million ounces of silver have been delivered of the original 15 million ounce commitment.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Debt
Significant changes in our debt from that disclosed in our December 31, 2013 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan
On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 15, 2014. In January 2014, the term of the facility was extended to January 28, 2015. The facility is unsecured.

As at June 30, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

Subsequent to June 30, 2014, Jinfeng repaid RMB 13.0 million ($2.1 million) on this loan.

Senior notes
On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $13.9 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at June 30, 2014 was $609.0 million.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.0 million) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2014 was 4.59%.

As at June 30, 2014, RMB 643.2 million ($104.5 million) had been drawn under the entrusted loan.
The entrusted loan has been recorded on a net settlement basis.

Equity
This quarter no shares were issued related to stock options and warrants being exercised.

Common shares outstanding
- as of June 30, 2014	716,248,610
- as of July 31, 2014	716,266,182

Share purchase options
- as of July 31, 2014	21,849,803
(Weighted average exercise price per share: $11.72 Cdn)

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Other information

New accounting developments

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

•
IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•
IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•
IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017. The Company does not expect this standard to have a material impact on its financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and six-month periods ended June 30, 2014

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•
It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.
•	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that could cause actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.